EXHIBIT 99.1

TOP Ships Inc. Announces Development Related to the Charters of the "IONIAN WAVE" and "TYRRHENIAN WAVE"

ATHENS, Greece, Jan. 26, 2011 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international provider of worldwide seaborne crude oil, petroleum products, and drybulk transportation services, announced today that it has received from the bareboat charterer of the M/T's "IONIAN WAVE" and "TYRRHENIAN WAVE" a reduced charter hire rate of $9,092 per day, rather than the already reduced $10,000 per day on a bareboat basis that it had been receiving for the last year as previously announced.

TOP Ships Inc. is examining its options toward recovery of all amounts owed by the charterer.

About TOP Ships Inc.

TOP Ships Inc. is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc. visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. & Meg.
         Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org